April 2, 2012

Mr. Kevin L. Vaughn

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Re:	Rockwell Automation, Inc.

Form 10-K for the year ended September 30, 2011

Filed November 14, 2011

File No. 1-12383

Ladies and Gentlemen:

This letter is in response to the comments of the staff of the Division of Corporation Finance (“the Staff”) of the Securities and Exchange Commission (the “SEC”) made in the letter dated February 28, 2012, and received by Rockwell Automation, Inc. (the “Company”) on March 20, 2012, from Kevin L. Vaughn, Accounting Branch Chief, Division of Corporation Finance, to Theodore D. Crandall, the Company’s Senior Vice President and Chief Financial Officer, in connection with the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2011 (the “filing”). Set forth below are the Staff’s comments contained in Mr. Vaughn’s letter (in bold face type) followed by the Company’s responses.

Form 10-K for the year ended September 30, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Financial Condition, page 29

1.	We note from your disclosures on page 69 that certain of your foreign subsidiaries had approximately $1.9 billion of undistributed earnings which you intend to permanently reinvest. To the extent such amounts could be considered material to an understanding of your liquidity and capital resources in future periods, such as repayments of your outstanding debt, please revise your future filings to disclose the amounts of the cash and investment amounts held by your foreign subsidiaries that would not be available for use in the United States. Please further provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 303(a)(1) of Regulation S-K and Section IV SEC Release 33-8350.

Response:

As indicated in Item 303(a)(1) of Regulation S-K, a registrant is required to identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in a material increase or decrease in the registrant’s liquidity. The Company does not consider its non-U.S. cash position and its policy to indefinitely reinvest the earnings of its non-U.S. subsidiaries as items that will result in or are reasonably likely to result in a material change to the Company’s overall liquidity position.

As disclosed in page 30 of the filing under “Financial Condition”, we expect to fund our future cash needs with a combination of existing cash balances, cash generated by operating activities, commercial paper borrowings or through the issuance of new debt or other securities. Additionally, we have access to a $750 million unsecured revolving credit facility, expiring in 2015.

We further consider that operating cash flows and access to short- and long-term debt have historically been sufficient to meet our liquidity requirements.

We enhanced our Financial Condition disclosure in our Form 10-Q filed February 8, 2012, to state the following:

Given our extensive international operations, a significant amount of our cash, cash equivalents and short-term investments are held in foreign subsidiaries where our undistributed earnings are permanently reinvested. We have not and do not expect to encounter any difficulty meeting the liquidity requirements of our global operations.

In consideration of the Staff’s comment, we will further enhance our Financial Condition disclosure beginning with our second quarter fiscal 2012 Form 10-Q, with language similar to the following:

Given our extensive international operations, a significant amount of our cash, cash equivalents and short-term investments (“funds”) are held in foreign subsidiaries where our undistributed earnings are permanently reinvested. Generally, these funds would be subject to U.S. tax if repatriated. The percentage of such non-U.S. funds can vary from quarter to quarter with a range of approximately 71% to 90% over the past eight quarters. As of March 31, 2012, approximately __% of our funds were held in foreign subsidiaries. We have not encountered and do not expect to encounter any difficulty meeting the liquidity requirements of our domestic and international operations.

Note 1 – Basis of Presentation and Accounting Policies, page 45

Principles of Consolidation, page 45

2.	We note that for investments in affiliates for which you are not able to exert significant influence you account for your investments using the equity or cost methods. Please explain to us the nature of any investments for which you are using the equity method. Explain to us how the use of the equity method in situations where you do exert significant influence is consistent with paragraph 323-10-05-5 of the FASB ASC.

Response:

In accordance with ASC 323-10-05, we account for a noncontrolled entity using the equity method if we have the ability to significantly influence the operations and financial decisions of that entity. Significant influence may be determined, for example, by the extent of our ownership in the entity, our representation on the board of directors or through participation in setting and monitoring company policies.

We currently have one equity investment with a carrying amount approximating $7 million (0.3% of long-term assets) and income of $0.1 million (0.01% of net income) as of and for the year ended September 30, 2011, respectively. We exert significant influence over the entity, as defined above, in the following ways:

•	We have a 50% ownership interest in the entity;
•	We appoint 50% of the voting board members; and

•

We are involved in policy-setting and material decisions made by the entity. These include, for example, review by board members of material customer contracts and capital expenditures. We also monitor financial statements, order intake reports and key reconciliations on a monthly basis.

Therefore, consistent with the requirements of ASC 323-10-05, we have recorded our investment in this entity using the equity method.

We will revise our “Principles of Consolidation” policy under Footnote 1, “Basis of Presentation and Accounting Policies”. Changes to our existing disclosure are underlined below. We will include this disclosure in our Form 10-K for the fiscal year ending September 30, 2012: “Investments in affiliates over which we do not have control but exercise significant influence are accounted for using the equity method of accounting.”

Revenue Recognition, page 45

3.	We note that certain sales in your Control Product & Solutions business are accounted for as multiple-element arrangements. Please revise future filings to provide additional details regarding these transactions, including a discussion of the significant factors, inputs, assumptions, and methods used to determine selling price for the significant deliverables. Refer to paragraph 605-25-50-2 of the FASB ASC paragraph 605-25-50-2.

Response:

In response to the Staff’s comment, we will enhance our multiple-element arrangement disclosure and will include language similar to the following in our second quarter fiscal 2012 Form 10-Q. Changes to our existing disclosure are underlined below. Multiple-element arrangement sales currently amount to less than ten percent of total company revenue.

For approximately 85 percent of our consolidated sales, we record sales when all of the following have occurred: an agreement of sale exists; pricing is fixed or determinable; collection is reasonably assured; and product has been delivered and acceptance has occurred, as may be required according to contract terms, or services have been rendered. Within this category, we will at times enter into arrangements that involve the delivery of multiple products and/or the performance of services, such as installation and commissioning. The timing of delivery, though varied based upon the nature of the undelivered component, is generally short-term in nature. For these arrangements, revenue is allocated to each deliverable based on that element’s relative selling price, provided the delivered element has value to customers on a standalone basis and, if the arrangement includes a general right of return, delivery or performance of the undelivered items is probable and substantially in our control. Relative selling price is obtained from sources such as vendor-specific objective evidence (“VSOE”), which is based on the separate selling price for that or a similar item or from third-party evidence such as how competitors have priced similar items. If such evidence is not available, we use our best estimate of the selling price, which includes various internal factors such as our pricing strategy and market factors.

As requested, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone Theodore D. Crandall at (414) 382-3007 if you require additional information or wish to comment further.

Very truly yours,

ROCKWELL AUTOMATION, INC.

By: /s/ Theodore D. Crandall

Name: Theodore D. Crandall

Title: Senior Vice President and Chief Financial Officer

VIA EDGAR

Cc:	Kevin L. Vaughn, Securities & Exchange Commission

Eric Atallah, Securities & Exchange Commission

Douglas Hagerman, Rockwell Automation, Inc.

Marc A. Alpert, Chadbourne & Parke LLP

Peter F. Schueller, Deloitte & Touche LLP